NO ACT

PE 1-8-10



UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



10010416

January 8, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 01-08-2010

Liane K. Hinrichs
Senior Vice President, General Counsel
And Corporate Secretary
McDermott International, Inc.
P.O. Box 218748
Houston, TX 77218-8748

Re: McDermott International, Inc.

Dear Ms. Hinrichs:

This is in regard to your letter dated January 8, 2010 concerning the shareholder proposal submitted by the Massachusetts Laborers' Pension Fund for inclusion in McDermott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that McDermott therefore withdraws its January 5, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Barry C. McAnarney
Executive Director
Massachusetts Laborers' Pension Fund
P.O. Box 4000
Burlington, MA 01803-0900



McDermott International, Inc.

757 N. Eldridge Parkway
Houston, Texas 77079-4526
P. O. Box 218748
Houston, Texas 77218-8748
Ph: (281) 870-5000
Fax: (281) 870-5045
www.McDermott.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 8, 2010

Re: McDermott International, Inc. (File No. 001-08430) – Shareholder Proposal of the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

By letter dated January 5, 2010, I gave notice on behalf of McDermott International, Inc. (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Massachusetts Laborers' Pension Fund (the "Proponent"). In that letter, I requested confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if the Company excludes the Proposal from the 2010 Proxy Materials.

I am writing you today to inform you that the Proponent has withdrawn the Proposal, as indicated in their letter to us dated January 7, 2010, a copy of which is attached as Exhibit A. Accordingly, the Company hereby withdraws its request for no action relief relating to the Proposal.

Please feel free to call me at (281) 870-5697 or Ben Bash at (281) 870-5117 with any questions or comments regarding the foregoing.

Sincerely,

Liane K. Hinrichs
Senior Vice President, General Counsel
And Corporate Secretary

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

January 7, 2010

Via Facsimile
281-870-5095

Ms. Liane Hinrichs
Senior Vice President
General Counsel and Corporate Secretary
McDermott International, Inc.
777 N. Eldridge Parkway
Houston, TX 77079

Dear Ms. Hinrichs:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby withdraw the shareholder proposal submitted by the Fund for inclusion in the McDermott International, Inc. annual proxy statement.

If you have any further questions, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo

cc: Jennifer O'Dell



McDermott International, Inc.

757 N. Eldridge Parkway
Houston, Texas 77079-4526

P. O. Box 218748
Houston, Texas 77218-8748

Ph: (281) 870-5000
Fax: (281) 870-5045

www.McDermott.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 5, 2010

Re: McDermott International, Inc. (File No. 001-08430) – Shareholder Proposal of the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

This letter is to inform you that McDermott International, Inc. ("McDermott" or the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") the shareholder proposal and statement in support thereof (the "Proposal") received from the Massachusetts Laborers' Pension Fund (the "Proponent").

We hereby notify the staff of the Division of Corporate Finance (the "Staff") of McDermott's intention to omit the Proposal from its 2010 Proxy Materials for the reasons set forth below, and we respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(10). The Company intends to file definitive copies of its 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 26, 2010.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008), the undersigned hereby submits this letter and its exhibits to the Commission via e-mail to shareholderproposals@sec.gov on behalf of the Company in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this letter and its exhibit is being sent to the Proponent informing it of McDermott's intention to omit the Proposal from the Company's 2010 Proxy Materials.

I. THE PROPOSAL

The resolution portion of the Proposal, which McDermott received on November 17, 2009, reads as follows:

> "**Resolved:** That the shareholders of McDermott International, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:
>
> - Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
> - Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
> - Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
> - Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
> - Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance."

The full text of the Proposal and its supporting statement and related correspondence is attached hereto as Exhibit A.

II. BASIS FOR EXCLUSION

A. The Proposal has already been substantially implemented pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal "if the company has already substantially implemented the proposal." This rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon" by the company. See Exchange Act Release No. 34-12598 (July 7, 1976). Following the 1983 amendments to the proxy rules, the proposal no longer must be "fully effected", but only must be "substantially implemented" in order to be excluded from proxy materials. See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

According to the Staff, determining that a company has "substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (Mar. 28, 1991). It is well established that a company is not required to take the action requested by a proposal in every detail, and that when a company has implemented the essential objectives of a proposal, or already has policies and procedures in place relating to the subject matter of the proposal, then it has substantially implemented the shareholder proposal within the scope of Rule 14a-8(i)(10). See The Gap, Inc. (Mar. 16, 2001), The Talbots, Inc. (April 5, 2002) and Kmart Corp. (Feb. 23, 2000).

The Proposal seeks a pay for superior performance plan for senior executives. As discussed below, the Company believes that the Proposal can be excluded from its 2010 Proxy Statement under Rule 14a-8(i)(10) because the essential objectives of the Proposal have already been implemented in its current executive officer compensation program.

- *Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median*

  The Company believes that its current executive compensation program has already substantially implemented the above-referenced principle because the Company generally targets base salary, annual incentive compensation and long-term incentive compensation (which we refer collectively to as "total direct compensation") for each executive officer at or near the median compensation of comparable positions at other companies. To identify the median range of compensation for each element of an executive's total direct compensation, the Compensation Committee of our Board of Directors (the "Compensation Committee") principally relies on benchmarking – the practice of reviewing (a) the compensation of our executive officers relative to the compensation paid to similarly situated executives at companies the Company considers it peers and (b) specific survey data prepared by the Compensation Committee's outside compensation consultant. While benchmarking is the primary tool used by the Company to define an executive officer's target total direct compensation, it may consider other factors such as an individual executive's performance and experience, market practices and other situations that are not typically captured by benchmarking. (See McDermott's 2009 Proxy Statement at page 19).

- *Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards*

  The Company believes that its current executive compensation program has already substantially implemented the above-referenced principle because for the past four years, with limited exception, at least a majority of the annual long-term awards granted to executive officers were performance-based. For 2006 and 2007, 100% of the annual long-term compensation awards granted to executive officers consisted of performance shares. For 2008, the annual long-term compensation awards were allocated to executive officers in the following forms[1]: 75% as performance shares

---

[1] In 2008, the Company made supplemental grants to two executive officers in connection with their respective promotions in the form of time-based restricted stock. Accordingly, for those executive officers, their annual long-term compensation awards did not follow this allocation precisely. A majority of one such executive officer's long-term compensation awards in 2008 were still performance-based, whereas the

and 25% time-based restricted stock. Finally, in 2009, the Company sought to allocate long-term compensation awards to executive officers in the following forms[2]: 20% performance shares, 40% stock options and 40% restricted stock units[3]. Though the allocation of awards has changed due to various circumstances, including the recommendations of the Compensation Committee's outside consultants, a majority of annual long-term compensation awards for executive officers has remained performance-based.

Performance share awards vest on the satisfaction of pre-established performance measures over a three-year period. Generally, performance shares represent the right to receive one share of McDermott common stock for each performance share that vests and the number of performance shares that vest depends on the performance level attained during that period.[4] Stock options vest based on the passage of time; however, because the exercise price is equal to the fair market value of McDermott common stock on the date of grant, their value is entirely dependent on the performance of the Company through the appreciation of its common stock. Restricted stock and restricted stock units vest only on time and are not based on any performance metric.

- *Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan*

The Company believes that its current executive compensation program has already substantially implemented the above-referenced principle because it identifies and discusses the rationale and weightings of both the financial and non-financial metrics utilized in determining the final amount of its annual and long-term performance-based compensation. McDermott's 2009 Proxy Statement contains specific disclosures regarding both annual and long-term compensation awards.

---

other executive officer's long-term compensation awards in 2008 were slightly less than majority performance-based. (See 2009 Proxy Statement at page 29 for further discussion).

[2] In 2009, the Company made a long-term compensation grant to one of its executive officers that consisted entirely of time-based restricted stock units for retention purposes.

[3] Restricted stock units are also referred to by the Company as deferred stock units.

[4] For the 2006, 2007 and 2008 performance shares, the awards vest between 0% and 150% depending on the level of cumulative operating income obtained over the three-year measurement period. For the 2009 performance shares, the awards vest between 0% and 200% with one-half based on the level of cumulative operating income obtained during the three-year measurement period and one-half based on the total shareholder return of McDermott common stock relative to the total shareholder return of McDermott's peer companies.

As discussed in the 2009 Proxy Statement, McDermott's annual compensation award is a cash-based bonus plan based on the attainment of financial and individual goals. (See 2009 Proxy Statement at pages 23-26). In its 2009 Proxy Statement, McDermott identified the financial metric used in annual compensation awards and the strategic rationale:

> "For the 2008 [annual compensation] awards, the Compensation Committee set financial goals based upon year-over-year increases in our consolidated and, where applicable, segment operating income. The Compensation Committee considers operating income an appropriate financial measure to use for this purpose, because it believes it is the primary driver of net income, which it expects to drive our stock price. In comparison to net income, operating income is more directly influenced by the revenues generated and costs incurred as a result of management action, and it more readily attributable to our operating segments."

Financial performance accounted for 85% of each named executive officer's 2008 target annual compensation award or, depending on the level of performance achieved, 0-170% of the final amount paid under that award. (See 2009 Proxy Statement at page 27). The specific levels of financial goals were identified in a table on page 25 of the 2009 Proxy Statement. Individual performance in 2008 accounted for 15% of each named executive officer's target annual compensation award or, depending on the level of individual performance achieved, 0-30% of the final amount paid under that award. (See 2009 Proxy Statement at page 28). The specific individual goals and their respective weightings were identified by named executive officer on page 26 of the 2009 Proxy Statement.

Similar information was provided regarding the cumulative operating income goals set for the 2008 performance shares. (See 2009 Proxy Statement at page 31).

- *Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies*

- *Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance*

The Company believes that its current executive compensation program has already substantially implemented the above-referenced principles because McDermott's 2009 long-term compensation awards vest in part on the performance of McDermott's common stock relative to the performance of peer companies' common stock.

As discussed above, target compensation is principally determined with reference to the compensation of comparable positions at peer companies. Performance targets are not generally benchmarked. Instead, the performance targets used in annual and long-term compensation awards are designed for the principal purpose of supporting the Company's strategic and financial goals and/or driving the creation of shareholder value. In 2009, however, McDermott utilized total shareholder return relative to peer companies as well as operating income in its performance-vesting long-term compensation awards. Under the terms of the 2009 performance share awards, the performance shares vest (a) one-half on the cumulative operating income of McDermott over a three-year measurement period and (b) one-half on McDermott's total shareholder return relative to the total shareholder return of its peer group.

B. The Proposal is materially false or misleading pursuant to Rule 14a-8(i)(3) on account of being inherently vague.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has found a proposal to be sufficiently vague as to be excluded from a company's proxy materials where a company and its stockholders could interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, e.g. *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms or otherwise provide guidance on how it would be implemented); *PepsiCo Inc.*(Feb. 18, 2003) (excluding the same proposal as *Eastman Kodak* cited above on substantially similar arguments); *General Electric Company* (Feb. 5, 2003) (proposal urging Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented); and *General Electric Company* (Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define critical terms or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Company believes the Proposal is vague and fails to provide sufficient guidance for implementation, and therefore is excludable under Rule 14a-8(i)(3).

- *Resolved: That the shareholders of McDermott International, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan")*

The Proposal is unclear as to whether it is requesting the Company to adopt a new compensation plan which may or may not require shareholder approval, or if the word "plan" is being used more generally regarding how the Pay for Superior Performance principle would be implemented. If the Proposal aims to have a new equity compensation plan adopted, it is uncertain how this new plan would affect our existing equity compensation plan that was previously approved by stockholders.

Further, there are numerous terms in the Proposal that are undefined and subject to numerous interpretations. For example, the Proposal covers "senior executives" yet fails to define whether this should include only "named executive officers", all officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, or some other group of employees.

- *Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies*

- *Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance*

- *Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median*

Use of the undefined terms "peer group," "financial metrics" and "peer group median" leads to many unanswered questions.

The Proposal fails to include any instructions as to how the peer group should be chosen, whether it could be changed over time and if so, how frequently, or what happens to the peer group if the peer companies undergo changes whether from merger, consolidation, bankruptcy or other corporate event that would no longer make them similarly situated to the Company. Further, the Proposal is not clear with respect to how the "peer group median" should be established. In addition, it is not clear what the

Company should do if peer group median performance cannot be ascertained because peer data regarding a specific financial metric is not publicly available.

There is no indication as to which "financial metric" should be utilized by the Company under the Proposal. Without guidance as to which financial metric should be used or how it may be used, the Company and its shareholders may have vastly different interpretations of the Proposal and its implementation. For example, none of the five principles set forth by Proponent require the use of separate financial metrics between elements of compensation. However, in the Proponent's supporting statement, Proponent states that McDermott fails to promote the "pay for superior performance" principles, among other reasons, because "the same performance metric is used for both the annual incentive plan and the long-term performance shares."

Without clarification on a number of items in the Proposal, neither the Company nor its shareholders would be able to determine with any particularity exactly which actions should be taken to implement the Proposal. For this reason, we believe that the Proposal is materially false and misleading under Rule 14a-9, and should be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. CONCLUSION

Based upon the above analysis, McDermott respectfully requests that the Staff concur that it will recommend no action if McDermott excludes the Proposal from its 2010 Proxy Materials. McDermott requests the opportunity to discuss this with the Staff prior to its final disposition of the issue should the Staff disagree with the conclusions set forth in this letter. If the Staff has any questions, we would be happy to provide you with additional information and answer any questions regarding this matter. For such additional information, please feel free to call me at (281) 870-5697 or Ben Bash at (281) 870-5117.

Sincerely,



Liane K. Hinrichs
Senior Vice President, General Counsel
and Corporate Secretary

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 17, 2009

Via Facsimile
281-870-5095

Ms. Liane Hinrichs
SVP, General Counsel and Corporate Secretary
McDermott International, Inc.
777 N. Eldridge Parkway
Houston, TX 77079

Dear Ms. Hinrichs:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the McDermott International, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,676 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of McDermott International, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- The same performance metric is used for both the annual incentive plan and the long-term performance shares.
- The target performance levels for the annual incentive plan and performance share metrics are not peer group related.

- Restricted shares begin vesting after only one year and vest in full in three years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value. We urge shareholders to vote **FOR** our proposal.



STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

Sent Via Fax 281-870-5095

November 23, 2009

Ms. Liane Hinrichs
Senior Vice President, General Counsel
and Corporate Secretary
McDermott International, Inc.
777 N. Eldridge Parkway
Houston, TX 77079

Re: Certification of Shareholding in McDermott International, Inc. <cusip 580037109> for MA Laborers Pension Fund

Dear Ms. Hinrichs:

State Street Bank is the record holder for 2,676 shares of McDermott International, Inc. ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to November 17, 2009, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

